Filed by iManage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 0-28041

The following is a series of slides relating to a presentation made by Mahmood Panjwani, President and Chief Executive Officer of iManage, Inc., to investors regarding the proposed merger between Interwoven, Inc. and iManage, Inc. announced on August 6, 2003.

Mahmood Panjwani, President & CEO

Jenn Lee, Director of Corporate Development

September 16, 2003

Safe Harbor Disclaimer

During the course of this presentation, we may provide forward-looking statements regarding iManage’s and Interwoven’s financial results, products and other business developments that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those referred to in the forward-looking statements.  The forward-looking statements made in this presentation are based on information known to us today, September 16, 2003, and we do not undertake any obligation to update them.

We refer you to iManage’s and Interwoven’s periodic filings with the Securities and
Exchange Commission, including the Form S-4 filed relating to the merger and the companies most recent Form 10-K, Form 10-Q and Form 8-K.  These documents identify important risk factors that could cause actual results to differ materially from those contained in our projections and other forward-looking statements.

iManage and Interwoven Merge

iManage and Interwoven announced merger August 6, 2003

Transaction value – $171M (fully diluted) (1)

$29M in cash

$142M in stock and assumed options

Ownership in combined entity (1)

67% Interwoven shareholders

33% iManage shareholders

Expected closing 4Q 2003

Subject to regulatory approvals

  Received early termination of HSR

  Form S-4 on file for review

(1) Value and ownership based on data as of August 5, 2003.

Reasons for the Merger

Product / Technology Synergies

Customer / Market Synergies

Financial Synergies

Overview of ECM Market

Enterprise Content Management (ECM)

Document
Management
(DM)

Collaboration

Web Content
Management
(WCM)

Digital Asset
Management
(DAM)

Records
Management
(RM)

  Worldwide ECM market was $2.5B in 2002 (IDC)

  Market expected to grow >50% to $3.8B in 2007

  Over 80% of information is unstructured (Gartner)

  Workers spend 30-40% of time managing documents (Gartner)

  Up 100% since 1997

  Content management #1 priority in 2003 (META)

iManage Overview

Headquartered in Foster City, CA; founded in 1995 and IPO in 1999 (IMAN)

Only truly integrated Document Management and Collaboration solution

Markets – professional services, financial services, government and manufacturing

Over 1,300 customers and over 600,000 users

Sales offices throughout North America and parts of Europe

$11.8 million in revenues and pro forma EPS of $0.01 in Q2 ’03

Enterprise Content Management (ECM)

Document
Management
(DM)

Collaboration

Web Content
Management
(WCM)

Digital Asset
Management
(DAM)

Records
Management
(RM)

Interwoven Overview

Enterprise Content Management (ECM)

Document
Management
(DM)

Collaboration

Web Content
Management
(WCM)

Digital Asset
Management
(DAM)

Records
Management
(RM)

Headquartered in Sunnyvale, CA; founded in 1995 and IPO in 1999 (IWOV)

Leading provider of WCM, DAM and RM solutions

Markets – financials, technology, manufacturing, retail and government

Global presence with operations in Americas, Europe and Asia

Over 1,250 customers; strong penetration of global 100 accounts

$26.2 million in revenue and pro forma EPS of ($0.04) in 2Q ’03

Merger Rationale

  Creates the “no compromises” next-generation content management platform

  Addresses end-to-end lifecycle content management needs

  Leverages existing partnership relationship

Products integrated

Sales teams trained

Support trained

Services trained

Enterprise Content Management (ECM)

Document
Management
(DM)

Collaboration

Web Content
Management
(WCM)

Digital Asset
Management
(DAM)

Records
Management
(RM)

Reasons for the Merger

Product / Technology Synergies

Customer / Market Synergies

Financial Synergies

Product / Technology Synergies

                 iManage

  Leader in DM and Collaboration

  Single, unified repository

  J2EE/Java and .NET architecture

  Light product footprint/Scalable

  Designed for business users

Enterprise Content Management (ECM)

Document
Management
(DM)

Collaboration

Web Content
Management
(WCM)

Digital Asset
Management
(DAM)

Records
Management
(RM)

                  Interwoven

  Leader in WCM and DAM

  Strong RM partnership with IBM

  J2EE/Java and .NET architecture

  Flexible/scalable architecture

  Minimal integration services needed

Reasons for the Merger

Product / Technology Synergies

Customer / Market Synergies

Financial Synergies

Customer / Market Synergies

  Over 2,500 combined customers

Very little overlap

Tremendous cross-sell and up-sell opportunities

  Increased vertical market opportunities

IMAN:  Professional services, financial, government and manufacturing

IWOV:  Financial, technology, retail, healthcare and telecommunications

  Global operations

Worldwide sales reach

Complementary partnerships

Global support capabilities

Worldwide services and consulting organization

Reasons for the Merger

Product / Technology Synergies

Customer / Market Synergies

Financial Synergies

Combined Company Financials

One of the World’s Largest Software Companies

Combined strong revenues

Trailing twelve months revenues                            $155.6 million

2004 analyst revenue estimates            $170.0 million (1)

Committed to profitability

Strong balance sheet

(1)

First Call analyst estimates; neither Interwoven nor iManage have provided 2004 guidance.

Financial Synergies

  Cost synergies: $10M to $15M annually

  Eliminate redundant back office infrastructure costs

  Increase operating efficiencies / leverage

  Revenue synergies:  To be determined

  Combined EPS: (1) (2)

  Combined 2004 IWOV & IMAN:                                ($0.04)

  Expected cost synergies:                      $0.06 to $0.09

  Expected revenue synergies:                 TBD

(1)

First Call analyst estimates.

(2)

Based on preliminary estimates of cost synergies and before purchase accounting adjustments.

Combined Company Summary

“No Compromises” next-generation solution

Over 2,500 customers in key industries

Global reach

Strong financials

Partnership minimizes integration risk

Jenn Lee

650-577-6567

jlee@imanage.com

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On August 27, 2003, in connection with the proposed merger transaction involving Interwoven and iManage, Interwoven filed with the SEC a Registration Statement on Form S-4 containing a joint proxy statement/prospectus. Any offer of securities will only be made pursuant to a final joint proxy statement/prospectus. Investors and security holders are urged to read this filing because it contains important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of this document and other documents filed with the Securities and Exchange Commission at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the Interwoven documents filed with the SEC by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the iManage documents filed with the SEC by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

The officers and directors of Interwoven and iManage may have interests in the merger, some of which may differ from those of the stockholders of Interwoven and iManage generally. In addition, Interwoven and iManage, their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies in favor of the merger from the stockholders of Interwoven and iManage. Information about the directors and officers of Interwoven and iManage and the interests they may have in the merger is available in the joint proxy statement/prospectus which is included in the Registration Statement on Form S-4 filed by Interwoven with the SEC on August 27, 2003. Additional information regarding the directors and executive officers of Interwoven is also included in the proxy statement for Interwoven’s 2003 annual meeting of stockholders filed with the SEC on April 28, 2003. Additional information regarding the directors and executive officers of iManage is also included in the proxy statement for iManage’s 2003 annual meeting of stockholders filed with the SEC on April 25, 2003.

###

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The presentation which is the subject of this filing contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statements and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, industry ranking, combined revenues, timing of closing, and execution of product integration plans are forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Interwoven/iManage merger does not close or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Interwoven and iManage are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; lack of market acceptance of the iManage or Interwoven platform and suite of products, failure of the market for content management software to develop and grow as quickly as expected; delays and difficulties in introducing new products and enhancements to address the needs of specific vertical markets; the introduction of new products or services by competitors that could delay or reduce sales; the failure of reseller and OEM programs to develop as expected; the impact of world and geopolitical events on sales cycles and transaction closure rates; and actual or perceived declining economic conditions that could negatively affect sales and profits. Additional information concerning factors that could cause Interwoven’s and iManage’s respective actual results to differ materially from those contained in the forward-looking statements or elsewhere can be found in the joint proxy statement/prospectus filed by Interwoven with the SEC on August 27, 2003, including, without limitation, under the caption “Risk Factors.” In addition, Interwoven’s and iManage’s filings with the SEC, including but not limited to Interwoven’s most recent reports on Forms 10-K and 10-Q filed with the SEC on March 25, 2003 and August 13, 2003, and iManage’s Forms 10-K, 10-Q and 10-Q/A filed with the SEC on March 26, 2003, August 8, 2003 and August 11, 2003, respectively, also identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Interwoven’s or iManage’s results could differ materially from either company’s expectations in these statements. Neither company assumes any obligation and does not intend to update these forward-looking or other statements in this presentation.

These filings are available on a Website maintained by the Securities and Exchange Commission at http://www.sec.gov.